SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

WSP Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G98108 106
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.G98108 106	Page 2 of 10 Pages

1		Name of Reporting Person: UMW Holdings Berhad I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 45,900,000 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 45,900,000 ordinary shares
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented By Amount In Row 9 23.0%
12		Type of Reporting Person CO

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CUSIP No.G98108 106	Page 3 of 10 Pages

1		Name of Reporting Person: UMW China Ventures (L) Ltd. I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 45,900,000 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 45,900,000 ordinary shares
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented By Amount In Row 9 23.0%
12		Type of Reporting Person CO

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CUSIP No.G98108 106	Page 4 of 10 Pages

1		Name of Reporting Person: UMW Petropipe (L) Ltd. I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if A Member of A Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 45,900,000 ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 45,900,000 ordinary shares
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 45,900,000 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11		Percent of Class Represented By Amount In Row 9 23.0%
12		Type of Reporting Person CO

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CUSIP No.G98108 106	Page 5 of 10 Pages

ITEM 1(a).	NAME OF ISSUER:

WSP Holdings Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 38 Zhujiang Road
Xinqu
Wuxi, Jiangsu Province
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

UMW Holdings Berhad
UMW China Ventures (L) Ltd.
UMW Petropipe (L) Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

UMW Holdings Berhad
The Corporate, No. 10
Jalan Utas 15/7
Batu Tiga Industrial Estate
40200 Shah Alam
Selangor
Malaysia.

UMW China Ventures (L) Ltd.
Brumby House, Jalan Bahasa
P.O. Box 80148
87011 Labuan F.T.
Malaysia

UMW Petropipe (L) Ltd.
Brumby House, Jalan Bahasa
P.O. Box 80148
87011 Labuan F.T.
Malaysia

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CUSIP No.G98108 106	Page 6 of 10 Pages

ITEM 2(c)	CITIZENSHIP:

UMW Holdings Berhad—Malaysia

UMW China Ventures (L) Ltd.—Malaysia

UMW Petropipe (L) Ltd.—Malaysia

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, par value $0.0001 per share

ITEM 2(e).	CUSIP NUMBER:

G98108 106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of the issuer by the reporting person is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
UMW Holdings Berhad	45,900,000 ordinary shares	23.0%	45,900,000 ordinary shares	0	45,900,000 ordinary shares	0

UMW China Ventures (L) Ltd.	45,900,000 ordinary shares	23.0%	45,900,000 ordinary shares	0	45,900,000 ordinary shares	0

UMW Petropipe (L) Ltd.	45,900,000 ordinary shares	23.0%	45,900,000 ordinary shares	0	45,900,000 ordinary shares	0

UMW China Ventures (L) Ltd. is the direct record holder of 45,900,000 ordinary shares of WSP Holdings Limited. UMW China Ventures (L) Ltd. is wholly owned by UMW Petropipe (L) Ltd., which is in turn a wholly owned subsidiary of UMW Holdings Berhad, a company incorporated in Malaysia and whose shares are listed on the Malaysian Stock Exchange. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, UMW Holdings Berhad beneficially owns the shares of WSP Holdings Limited held by UMW China Ventures (L) Ltd.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

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CUSIP No.G98108 106	Page 7 of 10 Pages

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:
Not applicable

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CUSIP No.G98108 106	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

UMW Holdings Berhad	By:	/s/ Dato' Dr. Abdul Halim Harun
	Name:	Dato' Dr. Abdul Halim Harun
	Title:	Director

UMW China Ventures (L) Ltd.	By:	/s/ Dato' Dr. Abdul Halim Harun
	Name:	Dato' Dr. Abdul Halim Harun
	Title:	Director

UMW Petropipe (L) Ltd.	By:	/s/ Dato' Dr. Abdul Halim Harun
	Name:	Dato' Dr. Abdul Halim Harun
	Title:	Group Managing Director and Chief Executive Officer

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CUSIP No.G98108 106	Page 9 of 10 Pages

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of WSP Holdings Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

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CUSIP No.G98108 106	Page 10 of 10 Pages

Signature Page to Joint Filing Agreement

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 6, 2008.

UMW Holdings Berhad	By:	/s/ Dato' Dr. Abdul Halim Harun
	Name:	Dato' Dr. Abdul Halim Harun
	Title:	Director

UMW China Ventures (L) Ltd.	By:	/s/ Dato' Dr. Abdul Halim Harun
	Name:	Dato' Dr. Abdul Halim Harun
	Title:	Director

UMW Petropipe (L) Ltd.	By:	/s/ Dato' Dr. Abdul Halim Harun
	Name:	Dato' Dr. Abdul Halim Harun
	Title:	Group Managing Director and Chief Executive Officer